SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*

                               AEP Industries Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    001031103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 5, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                  ------------------------------
CUSIP No.  001031103                              Page 2 of 10 Pages
--------------------------------                  ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                     I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     1,150,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,150,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,150,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                  ------------------------------
CUSIP No.  001031103                              Page 3 of 10 Pages
--------------------------------                  ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     1,150,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,150,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,150,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                  ------------------------------
CUSIP No.  001031103                              Page 4 of 10 Pages
--------------------------------                  ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     806,600
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                806,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            806,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------                  ------------------------------
CUSIP No.  001031103                              Page 5 of 10 Pages
--------------------------------                  ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bradley Louis Radoff
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     174,268
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                174,268
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            174,268
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 3 (the "Amendment") is being filed in order to add Bradley Louis Radoff ("Mr. Radoff") as a Reporting Person. Mr. Radoff became an employee of the Management Company (as defined below) on July 5, 2006.

     The Amendment amends the Schedule 13D filed on February 14, 2005 (the "Original 13D", as amended by Amendment No. 1 thereto filed on April 21, 2006, and Amendment No. 2 thereto filed on August 3, 2006, and, collectively with this Amendment No. 3, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Offshore Fund and the Management Company, the "Third Point Reporting Persons"), and Bradley Louis Radoff, an individual ("Mr. Radoff" and, together with the Third Point Reporting Persons, the "Reporting Persons"). Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.01 per share, of AEP Industries Inc., a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including, but not limited to the Offshore Fund, the "Funds"). Mr. Loeb is the Chief Executive Officer of the Management Company. The Funds directly own the Common Stock to which this Schedule 13D relates, other than the Radoff Shares (as defined below), and the Third Point Reporting Persons may be deemed to have beneficial ownership over such Common Stock (other than the Radoff Shares), by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. The shares of Common Stock beneficially owned by Mr. Radoff include the Radoff Shares and shares of Common Stock owned by a hedge fund (the "Radoff Fund") over which Mr. Radoff exercises voting and dispositive power.


Item 2.  Identity and Background.

     Items 2 of the Schedule 13D is hereby amended by adding the following to the text thereof:

     (a) This statement is also filed by Mr. Radoff.

     (b) The address of the principal business and principal office of Mr. Radoff is 390 Park Avenue, New York, New York 10022.

     (c) The principal business of Mr. Radoff is to act as a Portfolio Manager for the Management Company.

     (d) Mr. Radoff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr Radoff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Radoff is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by adding the following to the text thereof:

     Mr. Radoff expended approximately $2,840,568 to acquire the 174,268 shares of Common Stock currently held by him. The source of such funds was a loan from Mr. Loeb, which has been paid in full from Mr. Radoff's personal funds. The Radoff Fund expended $1,759,030.21 of its own working capital to acquire the 68,000 shares of Common Stock owned by it on July 5, 2006.


Item 4.  Purpose of Transaction.

     Item 4 is hereby amended to reflect that Mr. Radoff became a Reporting Person as of July 5, 2006.


Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by adding the following to the text thereof:

     Mr. Radoff became an employee of the Management Company commencing on July 5, 2006. Due to the resulting relationship between the Third Point Reporting Persons and Mr. Radoff, including Mr. Radoff's coverage of the Company for the

Management Company, the Third Point Reporting Persons and Mr. Radoff may be deemed to be a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, as of such date.

     Mr. Radoff disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Third Point Reporting Persons, and the Third Point Reporting Persons disclaim beneficial ownership over the Radoff Shares (as defined below). Although Mr. Radoff covers the Company for the Management Company in connection with his employment with the Management Company, Mr. Radoff does not have or share voting discretion with respect to the Common Stock beneficially owned by the Third Point Reporting Persons.

     (a) As of the date of this Amendment, Mr. Radoff directly beneficially owns 174,268 shares of Common Stock (the "Radoff Shares"), representing approximately 2.2% of the 7,846,219 shares of Common Stock outstanding as of September 6, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2006. As of July 5, 2006, Mr. Radoff beneficially owned 242,268 shares of Common Stock, representing approximately 3.1% of the outstanding Common Stock, consisting of the Radoff Shares and 68,000 shares of Common Stock directly owned by the Radoff Fund and over which Mr. Radoff exercised voting and dispositive power.

     (b) Mr. Radoff has sole voting and dispositive power over the Radoff Shares, which are held directly by him, and had shared voting and dispositive power over the 68,000 shares held by the Radoff Fund as of July 5, 2006.

     (c) Schedule C hereto sets forth certain information with respect to transactions in the Common Stock by the Radoff Fund since May 6, 2006, which is 60 days prior to the commencement of Mr. Radoff's employment with the Management Company. As a result of these transactions, the Radoff Fund no longer owns any shares of Common Stock.

     There were no transactions in the Common Stock by the Third Point Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members since the most recent filing on Schedule 13D.

     Except as set forth above and on Schedule C there were no transactions in the Common Stock effected by Mr. Radoff or the Radoff Fund since May 6, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Loeb extended a loan to Mr. Radoff in connection with his acquisition of the Radoff Shares, which loan was subsequently paid in full from Mr. Radoff's personal funds.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as
Exhibit 99.1 hereto.


Item 7.  Material to be Filed as Exhibits.

  99.1 Joint Filing Agreement, dated as of November 9, 2006, by and among the Third Point Reporting Persons and Mr. Radoff.


             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 9, 2006


                                THIRD POINT LLC



                                By: /s/ Daniel S. Loeb
                                    --------------------------------------------
                                    Name:  Daniel S. Loeb
                                    Title: Chief Executive Officer



                                THIRD POINT OFFSHORE FUND, LTD.



                                 By: /s/ Daniel S. Loeb
                                    --------------------------------------------
                                    Name:  Daniel S. Loeb
                                    Title: Director


                                /s/ Daniel S. Loeb
                                ------------------------------------------------
                                Daniel S. Loeb



                                /s/ Bradley Louis Radoff
                                ------------------------------------------------
                                Bradley Louis Radoff


               [SIGNATURE PAGE TO AMENDMENT No. 3 TO SCHEDULE 13D
                      WITH RESPECT TO AEP INDUSTRIES INC.]


                                                Schedule C


                                (Transactions by the Radoff Fund in Common Stock
                                          since May 6, 2006)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------

        6/20/06                     SELL                          (8,500)                             33.40
------------------------ ---------------------------- --------------------------------- -----------------------------------

        6/21/06                     SELL                          (2,877)                             33.28
------------------------ ---------------------------- --------------------------------- -----------------------------------

        08/8/06                     SELL                          (4,781)                             43.14
------------------------ ---------------------------- --------------------------------- -----------------------------------

       08/09/06                     SELL                          (30,369)                            42.42
------------------------ ---------------------------- --------------------------------- -----------------------------------

       08/10/06                     SELL                          (24,500)                            41.94
------------------------ ---------------------------- --------------------------------- -----------------------------------

       08/11/06                     SELL                          (8,350)                             41.42
------------------------ ---------------------------- --------------------------------- -----------------------------------